STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Intermediate Term Fund
September 30, 2008 (Unaudited)

Bonds and Notes--96.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset - Backed Ctfs.--1.9%				
Small Business Administration,				
Ser. 2005-P10A, Cl. 1	4.64	2/10/15	4,168,602	**4,051,633**
U.S. Government Agencies--13.3%				
Federal National Mortgage				
Association, Notes	3.25	2/25/11	5,615,000 a	5,586,032
Federal National Mortgage				
Association, Bonds, Ser. 1	4.75	11/19/12	6,980,000 a	7,224,977
Federal National Mortgage				
Association, Notes	5.00	2/16/12	14,620,000 a	15,265,853
Small Business Administration,				
Gov't Gtd. Notes,				
Ser. 2001-P10A, Cl. 1	6.64	2/1/11	23,483	24,041
				28,100,903
U.S. Government Agencies/Mortgage-Backed--1.0%				
Federal Home Loan Mortgage Corp				
7.50%, 11/1/29			9,890 a	10,734
Federal National Mortgage Association				
6.50%, 10/1/31			16,716 a	17,290
7.00%, 3/1/12			17,063 a	17,897
Government National Mortgage Association I				
6.00%, 1/15/33			90,108	91,759
6.50%, 5/15/26			44,330	45,693
Ser. 2005-9, Cl. A, 4.03%,				
5/16/22			460,681	458,196
Ser. 2006-6, Cl. A, 4.05%,				
10/16/23			379,513	377,508
Ser. 2006-9, Cl. A, 4.20%,				
8/16/26			1,074,333	1,069,060
				2,088,137
U.S. Treasury Bonds--15.2%				
8.75%, 5/15/17			19,095,000	25,903,570
10.63%, 8/15/15			4,400,000 b	6,334,627
				32,238,197
U.S. Treasury Notes--64.8%				
3.50%, 12/15/09			28,375,000	28,913,699
3.63%, 12/31/12			40,135,000 b	41,539,765
4.50%, 4/30/12			12,800,000 b	13,648,013
4.63%, 7/31/12			24,360,000 b	26,107,075
4.75%, 2/15/10			5,570,000 b	5,790,193
5.75%, 8/15/10			19,565,000	20,959,026
				136,957,771
Total Bonds and Notes				
(cost $203,033,461)				**203,436,641**

Options--.0%			Face Amount Covered by Contracts ($)	Value ($)
Call Options				
3-Month Floor USD LIBOR-BBA				
Interest Rate, January				
2009@ 2.50				
(cost $36,801)			19,100,000 c	**0.19**

Short-Term Investments--2.0%	Principal Amount ($)	Value ($)
U.S. Government Agencies--1.9%		
Federal National Mortgage		
Association, 1.96%, 11/13/08	4,100,000 a	**4,090,397**
U.S. Treasury Bills--.1%		
0.30%, 1/2/09	208,000 d	**207,527**
Total Short-Term Investments		
(cost $4,298,238)		**4,297,924**

Other Investment--.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $935,000)	935,000 e	**935,000**

Investment of Cash Collateral for Securities Loaned--44.2%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $93,531,108)	93,531,108 e	**93,531,108**
Total Investments (cost $301,834,608)	**142.8%**	**302,200,673**
Liabilities, Less Cash and Receivables	**(42.8%)**	**(90,557,902)**
Net Assets	**100.0%**	**211,642,771**

LIBOR-BBA - London Interbank Offered Rate British Bankers' Association

a   On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and
    Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator.
b   All or a portion of these securities are on loan. At September 30, 2008, the total market value of the fund's
    securities on loan is $91,048,266 and the total market value of the collateral held by the fund is $93,531,108.
c   Non-income producing security.
d   All or partially held by a broker as collateral for open financial futures positions.
e   Investment in affiliated money market mutual fund.

At September 30, 2008, the aggregate cost of investment securities for income tax purposes was $301,384,608.
Net unrealized appreciation on investments was $374,161 of which $1,143,644 related to appreciated investment securities
and $769,483 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 9/30/2008 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	80	17,075,000	December 2008	112,500
U.S. Treasury 5 Year Notes	53	5,948,422	December 2008	1,688
U.S. Treasury 10 Year Notes	15	1,719,375	December 2008	(15,469)
				98,719

STATEMENT OF OPTIONS WRITTEN
September 30, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 5 Year Notes, October 2008 @ 101.53	2,073,000 a	(11,748)
U.S. Treasury 5 Year Notes, October 2008 @ 102.14	2,009,000 a	(4,460)
U.S. Treasury 10 Year Notes, October 2008 @ 100.75	1,029,000 a	(13,776)
U.S. Treasury 10 Year Notes, October 2008 @ 102.18	985,000 a	(2,999)
Put Options		
U.S. Treasury 5 Year Notes, October 2008 @ 101.53	2,073,000 a	(33,183)
U.S. Treasury 5 Year Notes, October 2008 @ 102.14	2,009,000 a	(33,637)
U.S. Treasury 10 Year Notes, October 2008 @ 100.75	1,029,000 a	(9,354)
U.S. Treasury 10 Year Notes, October 2008 @ 102.18	985,000 a	(12,182)
(Premiums received $129,435)		**(121,339)**

a   Non-income producing security.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.

The following is a summary of the inputs used as of September 30, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	94,466,108	(22,620)
Level 2 - Other Significant Observable Inputs	207,734,565	0
Level 3 - Significant Unobservable Inputs	0	0
Total	302,200,673	(22,620)

*Other financial instruments include derivative instruments, such as futures, forward currency
exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.